SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-held Company – CNPJ/MF nº 02.558.115/0001-21 – NIRE nº 4130001760-3

TIM SUL S.A.

Publicly-held Company – CNPJ/MF nº 02.332.397/0001-44 – NIRE nº 41300038228

TIM NORDESTE TELECOMUNICAÇÕES S.A.

Publicly-held Company – CNPJ/MF nº 02.336.993/0001-00 - NIRE n° 2630001043-7

MATERIAL FACT

TIM PARTICIPAÇÕES S.A., a sociedade anônima with its head Office at Rua Comendador Araújo, 299, City of Curitiba, State of Paraná, registered with the CNPJ/MF Corporate Taxpayer Roll under the n°02.558.115/0001-21 (“TIMPART”), TIM SUL S.A., a sociedade anônima with head Office at Rua Comendador Araújo, 299, City of Curitiba, State of Paraná, registered with the CNPJ/MF Corporate Taxpayer Roll under the n° 02.332.397/0001-44 (“TIM Sul”) and TIM NORDESTE TELECOMUNICAÇÕES S.A., a sociedade anônima, with head Office at Av. Ayrton Senna da Silva, 1633, City of Jaboatão dos Guararapes, State of Pernambuco, registered with the CNPJ/MF Corporate Taxpayer Roll under nr. 02.336.993/0001-00 (“TIM Nordeste”), pursuant to the provisions of Law nº 6404/76, art. 157, § 4, and CVM Instruction nº 358/02, as amended by CVM Instruction nº 369/02 and in CVM Instruction nº 319/99, as amended by CVM Instructions nº 320/99 and nº 349/99, hereby inform their shareholders, the market in general and any other interested parties, of the following Material Fact:

1. Brief History and Current Corporate Structure. The Board of Directors of TIMPART, TIM Sul and TIM Nordeste (the “Companies”) authorized, in meetings held on April 26, 2005, the execution of an agreement of merger, which contains the terms of a proposed merger of all shares issued by TIM Sul and TIM Nordeste’s shares to the assets of TIMPART, pursuant to art. 252 of Law 6.404/76. Besides authorizing the signature of the agreement of merger, the Boards of Directors of the Companies, on the same occasion, authorized (i) the calling of Special Shareholders Meetings of the Companies to decide, among other issues, on the merger of all shares issued by TIM Sul and TIM Nordeste to the assets of TIMPART and (ii) the publication of the present material fact announcement. The following chart shows TIMPART ownership interest in each of TIM Nordeste and TIM Sul on March 31, 2005 (prior to the intended merger of shares):

2. The Intended Transaction. TIMPART intends to merge all shares of TIM Sul and TIM Nordeste. As a result of the aforementioned merger and after the completion of all conditions mentioned herein, TIMPART will own the totality of common shares and preferred shares of TIM Sul and TIM Nordeste, both of which will become wholly owned subsidiaries of TIMPART. The current minority shareholders of TIM Sul and TIM Nordeste, which do not exercise withdrawal rights will receive shares of TIMPART. The transaction will not impact the operational activities of TIM Nordeste and TIM Sul. After the proposed merger of shares, the ownership interest of TIMPART in each of TIM Sul and TIM Nordeste will be represented as follows:

3. Aims of the Transaction. The transaction in question aims to, mainly, concentrate the liquidity of the shares of the three companies into the shares of only one, TIMPART and the reduction of certain expenses related to maintaining corporate controls and to having a plurality of shareholders in three different entities. The shares of TIMPART are negotiable in the São Paulo Stock Exchange (“Bovespa”). TIMPART’s shares have a high liquidity, especially the preferred shares, which are part of the IBOVESPA index. The shares of TIM Sul are already traded at Bovespa, but with less liquidity than of those of TIMPART. The shares of TIM Nordeste, which are currently traded in the Sociedade Operadora do Mercado de Ativos – SOMA, will be exchanged for shares of TIMPART, which are traded in Bovespa.

4. Benefits of the Transaction. It is expected that the transaction mentioned above shall result in the following benefits: (i) greater liquidity for the securities held by the current shareholders of TIM Sul, TIM Nordeste and TIMPART; and (ii) the reduction of costs related to maintaining corporate controls and to having a plurality of shareholders in three separate entities.

5. Costs of the Transaction. The expected budget for the costs and expenses related to this transaction is R$ 9,000,000.00 (nine million Reais), which includes costs of legal counselors and consultants fees, appraisal services, publications, statutory filing, travel costs and auditing services.

6. Corporate Acts and Previous Negotiations. As specified in item 1 above, the Board of Directors held meetings on April 26, 2005. On the same day, the agreement of merger was executed. On April 25, 2005, the Fiscal Committees of the Companies issued an opinion approving the transaction.

7. Increase of Capital and Shares that will be granted to the Shareholders of TIM Sul and TIM Nordeste. As a result of the merger, the capital stock of TIMPART will be increased in the amount of R$ 415,068,708.68 (four hundred fifteen million, sixty eight thousand, seven hundred and eight reais and sixty eight cents). This increase will be represented by up to 160.311.357.056 (one hundred and sixty billion three hundred and eleven million three hundred and fifty-seven thousand fifty-six) shares of which 28.724.403.535 (twenty eight billion seven hundred and twenty-four million four hundred and three thousand five hundred and thirty-five) common shares and 131.586.953.521 (one hundred and thirty-one billion five hundred and eighty-six million nine hundred and fifty three thousand five hundred and twenty-one) preferred shares, all of which will be issued by TIMPART. However, the number of issued shares may be lower as a consequence of the exercise of withdrawal rights by the shareholders of TIM Sul and TIM Nordeste. TIMPART has only one class of common shares and one class of preferred shares. The shareholders of TIM Nordeste and TIM Sul will have the right to receive the following shares:

TIM SUL SHAREHOLDER	TOTAL AMOUNT AND CLASS OF SHARES ISSUED BY TIMPART THAT SHALL BE RECEIVED BY THE SHAREHOLDERS OF TIM SUL AS A RESULT OF THE MERGER
COMMON SHAREHOLDERS	18,991,882,325 COMMON SHARES
PREFERRED SHAREHOLDERS	63,464,535,075 PREFERRED SHARES

TIM NORDESTE SHAREHOLDER	TOTAL AMOUNT AND CLASS OF SHARES ISSUED BY TIMPART THAT SHALL BE RECEIVED BY THE SHAREHOLDERS OF TIM NORDESTE AS A RESULT OF THE MERGER
COMMON SHAREHOLDERS	9,732,521,211 COMMON SHARES
PREFERRED SHAREHOLDERS	68,122,418,446 PREFERRED SHARES

8. Composition of TIMPART´s Capital Stock After the Transaction Regarding Types and Classes of Shares. Assuming a scenario in which withdrawal rights would not be exercised by the shareholders of TIM SUL and TIM Nordeste, the capital stock of TIMPART, represented by the types of shares, is described below. After the end of the 30-day period provided for in item 19 below, TIMPART will publish a material fact announcement informing the final number of shares which represent its capital stock.

Type/Class of TIMPART´s Shares	Number	Percentage of the Total capital amount
Common shares	299,610,784,928	34.1%
Preferred Shares	579,966,010,498	65.9%

9. Exchange Ratio. Each shareholder of TIM Sul and TIM Nordeste will receive the following amount of TIMPART´s shares, respectively:

TIM SUL SHAREHOLDER	TYPE AND TOTAL AMOUNT OF ISSUED SHARES OF TIMPART TO BE RECEIVED (PER SHARE OF TIM SUL)
1 (one) common share of TIM Sul	28.8421 COMMON SHARES
1 (one) preferred share of TIM Sul	28.8421 PREFERRED SHARES

TIM NORDESTE SHAREHOLDER	TYPE AND TOTAL AMOUNT OF ISSUED SHARES OF TIMPART TO BE RECEIVED (PER SHARE OF TIM NORDESTE)
1 (one) common share of TIM Nordeste	14.5160 COMMON SHARES
1 (one) preferred share of TIM Nordeste	14.5160 PREFERRED SHARES

The exchange ratios above were based on an economic evaluation grounded on the discounted cash flow of the companies, as detailed in item 11 below.

10. Treatment for TIMPART’s Fractional Shares. The shareholders of TIM Sul and TIM Nordeste who do not hold the number of shares of TIM Sul and TIM Nordeste necessary to receive at least one share of TIMPART, shall have their rights guaranteed, so that they will be able to become TIMPART shareholders, in which case they must notify TIMPART of their desire to become shareholders of TIMPART, within 30 (thirty) days of the publication of the minutes of TIMPART´s Special Shareholder meeting approving the transaction. Regarding the remaining shareholders of TIM Sul and TIM Nordeste, the share fractions will be agglomerated and sold in Bovespa, by their market value, and the net amounts obtained will be made available proportionally to the aforementioned shareholders within 90 (ninety) days starting from the publication of the minutes of TIMPART´s Special Shareholder meeting that approves the transaction.

11. Economic Value Appraisal. The economic value appraisal was performed by Banco ABN AMRO Real S.A., a financial institution headquartered at Av. Paulista nº 1.374, 16º floor, Centro, City and State of São Paulo, registered with the CNPJ/MF under n° 33.066.408/0001-15, specifically hired to do so. Said appraiser presented the above-mentioned appraisals to the Board of Directors and Special Shareholders Meetings of the Companies. TIM Sul, TIM Nordeste and TIMPART’s were appraised considering the audited net financial position of the Companies on March 31, 2005 based on the economic valuation, through the discounted cash flow method discounted at present value. Those appraisals resulted in a range of equity value using a variation of a discount rate and a variation of a cash flow growth rate on a perpetual basis. The average points of the valuation ranges are set forth in the table below:

COMPANY	THE AVERAGE POINTS OF THE ECONOMIC VALUATION RANGES ON 3/31/05 (in millions R$)	ECONOMIC VALUATION PER SHARE ON 3/31/05
TIMPART	R$6,987,164	R$0.0099
TIM SUL	R$4,397,856	R$0.2869
TIM NORDESTE	R$4,196,133	R$0.1444

There is no evidence of any material event that could have a relevant impact on the economic, financial, and/or operational conditions of TIMPART and/or TIM Nordeste and/or TIM Sul between the projected economic appraisal date (3/31/05) until the present date that may justify a change of the appraisal results mentioned above.

12. Book Value Appraisal. The book value of the Companies was appraised by ACAL Consultoria e Auditoria S.S., headquartered at Av. Rio Branco nº 181, 18º floor, Centro, City and State of Rio de Janeiro, registered with the CNPJ/MF under the n° 28.005.734/0001-81, which was hired for executing this specific appraisal and which presented the valuation reports for purposes of the decisions of the Boards of Directors and Special Shareholders Meetings of the Companies. Since this is a merger of shares, the equity variations after the base date of the balance sheet of the Companies shall be duly registered in their respective accounting books. The Companies were appraised by their book value, through the analysis of the audited financial statements dated March 31, 2005. The results of said valuations are set forth in the table below:

COMPANY NAME	BOOK VALUE ON 3/31/05 (millions of R$)	BOOK VALUE PER SHARE ON 3/31/05
TIMPART	R$2,114,123	R$0.0030
TIM SUL	R$1,139,681	R$0.0743
TIM NORDESTE	R$1,133,419	R$0.0390

13. Book Value Adjusted to Market Appraisal. In accordance with art. 264 of Law nº. 6.404/76, the appraisal based on the book value adjusted to market was performed by ACAL Consultoria e Auditoria S.S., specifically hired for executing said valuations which presented the valuation reports for purposes of the decisions of the Boards of Directors and Special Shareholders Meetings of the Companies. The Companies were appraised by their book value adjusted to market through the analysis of their audited financial statements dated March 31, 2005. The results of such appraisal are set forth in the table below:

COMPANY	BOOK VALUE ADJUSTED TO MARKET on 3/31/05 (in thousands of R$)	BOOK VALUE ADJUSTED TO MARKET PER SHARE on 3/31/05
TIMPART	R$ 2,114,122	R$0.0030
TIM SUL	R$1,145,759	R$0.0747
TIM NORDESTE	R$1,141,140	R$0.0393

14. Criteria Used to Establish the Exchange Ratios. The exchange ratios listed above in item 9 above and column 4 of item 20 below have been established based on the average point in the valuation range contained in the appraisal report drafted by Banco ABN AMRO Real S.A. using the discounted cash flow method based on March 31, 2005. The management of the Companies understood that the most equitable exchange ratios would be attained through the economic value.

15. Equitable Conditions. Banco ABN Amro Real S.A. considered the transaction in question, to the extent that the exchange ratio of the merged shares (issued by TIM Sul and TIM Nordeste) for those of the merging entity (TIMPART) are within the economic valuation range appraised by Banco ABN AMRO Real S.A.

16. Absence of Conflict of Interest. The financial institution in charge of the net cash flow valuation, Banco ABN AMRO Real S.A., and the entity responsible for the book value and book value adjusted to market valuations, ACAL Consultoria e Auditoria S.S. declared the absence of conflicts of interests that could diminish the independence regarding this transaction. Banco ABN Amro Real S.A., and ACAL Consultoria e Auditoria S.S. have declared that neither the Companies nor their directors, officers or controlling shareholders (i) interfered or limited, in any way, their capacity to obtain information necessary for their objective and accurate evaluations, (ii) determined or restricted in any way their capacity of determining the methodologies used to arrive at the conclusions presented in said evaluations and opinions, or (iii) determined or restricted their capacity to come to the conclusions presented in their reports.

17. Governance and Economic advantages of Controler Shares and the remaining Shareholders before and after the Transaction. The preferred and common shares issued by TIMPART owned by TIM Brasil Serviços e Participações S.A., TIMPART’s controlling shareholder, will not incur any voting or economic modifications. Said shares entitle the same rights and have the same characteristics of the shares held by non-controlling shareholders. The common and preferred shares issued by TIM SUL and TIM Nordeste, currently owned by TIMPART, controlling shareholder of TIM SUL and TIM Nordeste, will not have any modifications in their voting or economic rights. The remaining common shareholders of TIM Sul and TIM Nordeste will also not incur voting or economic modifications, since they will receive, respectively, common shares of TIMPART, which entitle the same rights and have the same characteristics of TIM Sul and TIM Nordeste’s common shares, respectively. The holders of the preferred shares of TIM Sul and TIM Nordeste to be merged will receive preferred shares of TIMPART, which possess greater market liquidity in comparison to the merged preferred shares. TIMPART’s preferred stock also retain voting rights that are not retained by TIM Sul and TIM Nordeste preferred shares, which include the right to vote at a Shareholders Meeting regarding: (i) the execution of contracts between TIMPART and parties related to its controlling shareholder and (ii) the power to revoke provisions in TIMPART’s By-Laws. TIMPART’s preferred shares also entitle the distribution of minimum non-cumulative dividends equal to 6% of the unit value of each share (in relation to the subscribed capital) or fixed dividends at the rate at 3% of the book value of the shares, whichever is greater. The calculation method of special dividends of certain types of shares issued by TIM Sul and TIM Nordeste differs from the calculation of TIMPART’s preferred shares, as demonstrated below:

	Special Rights of TIM Nordeste and TIM Sul's Preferred Shares	Special Rights of TIMPART's Preferred Shares
Class A Preffered Shares of TIM Sul and TIM Nordeste	Dividend is 10% greater than the dividends distributed to the common shares.

Minimum non-cumulative dividends at the rate of 6% of the capital stock of the company divided by the total number of shares or fixed dividends equivalent to 3% of the book value of the shares, whichever is greater.

Class B Shares of TIM Sul and TIM Nordeste

Minimum non-cumulative dividends equivalent to 6% per annum calculated over the amount of the capital stock represented by such class of shares divided by the total number of such class of shares or fixed dividends equivalent to 3% of the book value of the shares, whichever is greater.

Class C Preffered Shares of TIM Nordeste

Minimum non-cumulative dividends equivalent to 12% per annum calculated over the amount of the capital stock represented by such class of shares divided by the total number of such class of shares or fixed dividends equivalent to 3% of the book value of the shares, whichever is greater.

Class D Preffered Shares of TIM Nordeste

Minimum non-cumulative dividends equivalent to 8% per annum calculated over the amount of the capital stock represented by such class of shares divided by the total number of such class of shares and right to the same economic rights of any other kind of the company's shares or fixed dividends equivalent to 3% of the book value of the shares, whichever is greater.

However, the fact that the nominal fixed and minimum dividend percentages of the specific classes of merged preferred shares exceed those of the merging entity’s shares, does not mean that the dividends being distributed by TIMPART after the transaction will necessarily be inferior to those that have to this date been distributed, since the basis for calculation of said dividends (capital stock or book value of TIMPART) will be substantially larger that the same basis of the merged shares. Besides, various other factors should be considered in the analysis such as (i) the relation between the total number of shareholders of TIMPART after the merger and the total dividends generated by TIM Sul and TIM Nordeste jointly, and (ii) the increase/decrease of the economic participation percentage of the controlling shareholder in each company.

18. Shares that Preferred Shareholders of TIM Sul and TIM Nordeste shall Receive. As described in item 17, the preferred shareholders of TIM Sul and TIM Nordeste shall receive the following shares:

SHAREHOLDER/COMPANY	SHARES OF TIMPART TO BE RECEIVED BY THE HOLDERS OF THE MERGED SHARES
PREFFERED CLASS A AND B TIM SUL SHAREHOLDERS	PREFERRED
PREFFERED CLASS A, B, C, AND D TIM NORDESTE SHAREHOLDERS	PREFERRED

19. Withdrawal rights. The merger of shares transaction will result in withdrawal rights to common and preferred shareholders of TIM Sul and TIM Nordeste and to the common shareholders of the merging entity (TIMPART) that (a) dissent from the decision to merge (in other words, those who have voted against the merger or that have abstained from voting in the merger, or those that did not appear before the Special Shareholders Meeting that deliberated on said merger) and, (b) were holders of such shares on April 27, 2005, date of the publication of this material fact announcement (paragraph 1 of article 137 of Law nr. 6.404/76). The preferred shareholders of TIMPART will not be entitled to withdrawal rights, given that their shares comply with the requisites of liquidity and dispersion as specified in subsection II of article 137 of Law nr. 6.404/76. In accordance with paragraph 3 of article 264 of Law number 6.404/76, the dissenting shareholders of TIM Sul and TIM Nordeste will have the option of exercising their withdrawal rights based on the book value valuation (column 5 of item 20 below), which were determined based on the audited financial statements presented by TIM Sul and TIM Nordeste dated March 31, 2005, as described in items 12 and 13 above. The request/exercise of withdrawal rights may be made within 30 (thirty) days from the publication of the minutes of the Special Shareholders Meeting that approves the merger. The request to exercise withdrawal rights shall be made by presenting a form to be presented in any branch of Banco ABN AMRO Real S.A., custodian of the merged shares (issued by TIM Sul and TIM Nordeste) as well as TIMPART’s shares. Any questions regarding said procedure will be answered by the Third Parties’Shareholders Management of Banco ABN AMRO Real S.A., at Av. Brigadeiro Luis Antonio, 2020, 6th floor, Edifício Banco Sudameris, Bela Vista, São Paulo, in the State of São Paulo, or at the phone (11) 2192-2411.

20. Exchange Ratio and Calculation of the Exchange Ratio based on the Book Value adjusted to market of TIM Sul, TIM Nordeste and TIMPART. Since this transaction is a merger of shares between controlled/controlling companies, as set forth under article 264 of the Law nr. 6.404/76, ACAL Consultoria e Auditoria S.S., assigned the following amounts to the book value adjusted to market of TIM Sul, TIM Nordeste and TIMPART’s shares on March 31, 2005:

COMPANY (1)	Book Value Adjusted to Market (in R$) (2)	Exchange Ratio Based on Book Value Adjusted to Market (3)	Exchange Ratio based on economic valuation (4)	Withdrawal rights amount per share based on the book values of TIM Sul and TIM Nordeste (in R$) (5)
TIM Sul	R$ 0.0747	24.8342	28.8421	R$ 0.0743
TIM Nordeste	R$ 0.0393	13.0469	14.5160	R$ 0.0390

In case the Exchange ratio based on the book value adjusted to market (column “3” above) were more advantageous than the exchange ratio offered above (column 4), the dissenting shareholders of TIM Sul and TIM Nordeste would have the option of exercising their withdrawal rights based on the book value adjusted to market or based on the book value. As the exchange ratio of the shares of TIM Sul and TIM Nordeste calculated using the economic valuation (column “4” above) is more advantageous than the exchange ration calculated using the book value adjusted to market (column “3” above), the dissenting shareholders of TIM Sul and TIM Nordeste will only be able to exercise their withdrawal based on the book value of TIM Sul and TIM Nordeste, as the case may be.

21. Reconsideration/ Canceling of the Transaction. In accordance with paragraph 3 of article 137 of Law nr. 6.404/76, if the total amount of withdrawal rights payment to dissident shareholders jeopardizes the financial stability of any of the aforementioned Companies, the management of the respective Company shall have the right to call, within 10 (ten) days after the end of the withdrawal rights period, a new Special Shareholders Meeting with the express purpose of ratifying or reconsidering the deliberation that approved the transaction.

22. Analysis of the Transaction by Regulatory Agencies. Although the present transaction does not require the approval of the National Telecommunication Agency (ANATEL), the merger will be informed to such agency for registration purposes. Since the merger of shares involves companies within the same economic group, the transaction referred to in this announcement is not subject to approval by the Brazilian antitrust authorities (Conselho Administrativo de Defesa Econômica – CADE). The merger is exempt from filing with the Securities and Exchange Commision (SEC), the stock market regulatory agency in the United States, and henceforth shall be reported to the SEC only through Form 6-K.

23. Suspension of conversion of shares issued as a result of this transaction by ADS’s. The shares to be issued in the merger are being offered solely outside the United States pursuant to Regulation S, adopted by the SEC under the Securities Act of 1933. The shares will not be registered under that Act and may not be resold in the United States absent registration or an exemption. During the period of 40 (forty) days after the Special Shareholders´ Meeting referred to in item 28 the holders of preferred shares of TIMPART issued as a result of this merger shall not convert said shares into American Depositary Shares (“ADS”). In case a shareholder wishes to convert his preferred shares into ADSs during this period, he shall represent in writing that said shares have not been acquired as a result of this merger. The aforementioned suspension will not have impact on the remaining preferred shares or ADSs.

24. Dividends. The shares issued by TIMPART as a result of the merger will be entitled to all dividends accrued after January 1st, 2005. Henceforth, said shares will not be entitled to dividends accrued in the fiscal year ended on December 31, 2004, since such dividends have already been declared in the Annual Shareholders Meeting of TIM Nordeste and TIM Sul held, respectively, on March 8th and 9 of 2005.

25. Special Premium Reserves. The current transaction will not affect the accumulation of special premium reserves held by TIM Sul and TIM Nordeste, which will continue to generate credits in equivalent amounts with respect to TIMPART.

26. Amendments to the By-Laws. TIMPART’s by-laws will be modified to reflect the new amount of the capital stock of TIMPART, in accordance with item 7 of this material fact announcement. Although not related to this Merger, the articles 28, 29, 30 and 31 of the by-laws of TIMPART will be amended.

27. Location of Dissipation of Transaction Documents. The documents related to the transaction, including the draft of the amended By-laws, will be available for review by the shareholders of the Companies from 9:00 A.M. to 5:00 P.M., from Mondays through Fridays at the headquarters of TIM PART, TIM Sul and TIM Nordeste listed below:

Company	Address
TIM Participações S.A.	Rua Comendador Araújo nº 299, Curitiba, Paraná
TIM Sul S.A.	Rua Comendador Araújo nº 299, Curitiba, Paraná
TIM Nordeste Telecomunicações S.A.	Av. Ayrton Senna da Silva, 1633, Jaboatão dos Guararapes, Pernambuco

28. Condition to which the Transaction is subject to. The transaction is subject to the approval of shares that represent the majority of the voting shares of TIM Sul and TIM Nordeste in their respective Special Shareholder meetings, as well as by the majority of TIMPART’s common stock shareholders present in their Special Shareholder Meeting. TIMPART, TIM Sul and TIM Nordeste’s Special Shareholders’ Meeting will be called to 14:30, 10:30h e 10:30h, respectively, on May 30, of 2005. The first publication of the call notice of the first session of the Special Shareholders’ meetings of TIMPART, TIM Sul and TIM Nordeste shall coincide with the publication of this Material Fact announcement.

Jaboatão dos Guararapes e Curitiba, April 26, 2005.

Paulo Roberto Cruz Cozza

Financial and Investor Relations Officer

TIM PARTICIPAÇÕES S.A.

Mario César Pereira de Araujo

Chief Executive Officer

TIM SUL S.A.

Mario César Pereira de Araujo

Chief Executive Officer

TIM NORDESTE TELECOMUNICAÇÕES S.A.

TIM PARTICIPAÇÕES S/A

Net Assets Appraisal Report
- Market Value –

Base Date: March 31st, 2005
Issued on: April 13th, 2005

TIM PARTICIPAÇÕES S/A
Appraisal Report – Market Value
Base Date: March 31st, 2005

NET ASSETS MARKET VALUE APPRAISAL REPORT

ACAL CONSULTORIA E AUDITORIA S/S, an expert company at conducting appraisals, with head office at Avenida Rio Branco, 181- 18th floor, registered with the Regional Council of Accounting /Rio de Janeiro Division (CRC/RJ) under number 1.144 and with the General Roster of Corporate of the Treasury Department (CGC) under number 28.005.734/0001-82, having as its expert in charge Mr. Cícero Augusto Oliveira de Alencar, after having proceeded to the required studies and research, hereby submits the Appraisal Report on the market value of net assets of TIM PARTICIPAÇÕES S/A, a joint stock company, with head office at Rua Comendador Araújo 299 - Centro – Curitiba - PR, registered with the National Register for Legal Entities of the Treasury Department (CNPJ/MF) under number 02.558.115/0001-21, for the purpose of corporate reorganization.

This appraisal report is summarized in sections, as follows:

  Purpose;

  Appraisal Bases and Methods;

  Adopted Methodology and Summary of Work Carried Out;

  Conclusion.

I. PURPOSE

This Appraisal Report aims at recording the appraisal of the market value for the net assets of TIM PARTICIPAÇÕES S/A for the purpose of corporate reorganization, as required by article 264 of Law no.6.404/76, and pursuant to the methodology set forth in article 183 § 1 of the same law.

II. APPRAISAL BASES AND METHODS

Assessing the value of a company’s shares is contingent to several variables, as well as to several non-controllable factors, to the extent that there will always be some subjective aspects to be taken into account. As an example, we cite some of the main aspects that affect such assessment:

(a) The perspectives of owners versus the perspectives of a potential buyer;

(b) The economic conditions that enabled previous results may, in future, be better or worse;

(c) Political and economic circumstances that may fluctuate completely out of control;

(d) The strategic interests of economic groups or of specific programs, such as that of privatization;

(e) The very existence of various appraisal methods that yield quite different results.

With that in mind, the job of assessing the value of securities representative of capital stock is not accurate; depending upon the expectations of the owner and the use made of such securities, it may contain subjective aspects.

There are, however, several methods used to estimate the value of capital securities. Although such methods may vary as to their applicability depending on specific facts and circumstances, they may at least indicate a reasonable range of values for the preliminary assessment of such value.

2.1. SAMPLES OF METHODS BASED ON THE VALUE OF NET ASSETS

Equity Appraisal

This rating approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to the net book value (as mentioned above) and as a starting point for the estimate of the liquidating value. In addition, equity appraisal also provides an adequate basis for a business’ value, and is frequently used in company’s negotiation operations, with the value being adjusted by the applicable depreciations and obsolescence.

Liquidation Value

The liquidation value has been used as a basis for price negotiations and, therefore, it represents an initial level of interest both for buyers and for sellers.

The liquidation value is determined by an estimate of the value of the company’s assets, assuming its conversion into currency within a reasonably short period, net of all company obligations, such as the business’ liquidation costs, including appraisal fees, brokerage commissions, taxes and legal fees.

The liquidation value may be determined by taking into account either an orderly or faster and pressing business liquidation. This last approach will obviously result in a lower value.

Such criteria, however, would not be the most adequate for appraising the shares of companies whose operational activities be in progress.

2.2 SAMPLES OF PAYBACK-BASED METHODS

Price / Profit Ratio

The price/profit ratio is known to open capital companies and can be easily used to obtain the estimated value of these companies’ shares by multiplying price/profit by the expected aggregated results. For industry or several comparable open capital companies, the average price/profit ratio can be used to arrive at an indication of value. Frequently, a share control premium is added to this value estimate.

A price / profit ratio method assessment can also be used to estimate the value of a specific company. Assuming a profit growth rate estimated by current shareholders and payback desired by the buyer, the latter could determine the multiple of earnings that would enable him to achieve his return goal. This method enables the buyer to determine the price he is willing to pay and compare it with the price desired by the seller.

Discounted Net Cash Flow

The analysis of discounted net cash flow can be used to estimate a company’s value and, consequently, that of its shares, on the basis of the current value of its cash flow estimates. In theory, this method should result in the same value that is assessed by using the price/profit ratio as such ratio reflects the current perception of what a company will be worth in future.

In practice, such analysis is increasingly being used to assess a company’s value as it is based on an effective cash flow estimate, incorporating factors, such as cost reduction by synergy, product development, etc, and not on the simple perception of the company’s futures market. Other factors that affect the stock market and, consequently, the price / profit ratio are also ruled out when the discounted net cash flow analysis is used.

III. ADOPTED METHODOLOGY AND SUMMARY OF WORK CARRIED OUT

As previously mentioned, there are several methods to assess a company’s market value.

To assess the market value of the net assets of TIM PARTICIPAÇÕES S/A as of the base date of March 31, 2005, we chose the equity assessment method – net value at market prices as per requirement of Article 264 of Law no. 6.404/76 and pursuant the methodology set forth in Article 183, § 1 of the same law.

For the purpose of the provisions of the above article, market value is considered:

(a) for raw materials and warehouse assets, the price whereby they may be replaced, upon having been purchased on the market;

(b) for goods or equity for sale, the net exercise price against market sales, deducted of taxes and other costs required for sales plus the profit margin;

(c) for investments, the net value whereby they can be disposed of to third parties.

Within the parameters defined towards the preparation of this appraisal, the assessment of the equity value –market price net value - of the net assets of TIM PARTICIPAÇÕES S/A for the base date of March 31st, 2005, is also based on a limited review made of the company’s accounts, surveyed as of that date. Such procedure was carried out according to certain basic auditing rules and, consequently, it includes evidence from accounting records required towards the specific purpose of assessing the equity value – at market prices – of said assets. These analyses verified that such records and elements are covered by all legal formalities, including compliance with generally accepted accounting principles regularly and consistently applied by TIM PARTICIPAÇÕES S/A.

The audited financial statements of TIM PARTICIPAÇÕES S/A on referred base date, already contemplate the following accruals for the purpose of demonstrating the assets committed to the respective realizable values:

- Allowance for doubtful accounts;
- Allowance for adjustments to the realizable value;
- Allowance for depreciation; and
- Allowance for amortization.

In addition, with the goal of adapting such financial statements, at market prices, as shown in ANNEX I, adjustments were included in the following ledger accounts:

- Prepaid expenses
- Deerred taxes relative to the share premium owned by the controlling shareholder

Having stated that, and in view of the provisions of Article 8 of Law no. 6404 of December 15, 1976, and other ammendments, examinations of books and accounting records were done, as well as of documents that originated them, giving rise to the Balance Sheet, even though such examinations were done on the basis of selective tests and in a sampling manner.

We hereby declare that we do not have any direct or indirect interests in any of the corporations involved in this work or in the operations thereof, there not being any relevant circumstances that may characterize a conflict of interests as concerns the issuance of this Report. We had ample and unrestricted access to all data, elements, information, files and deliberations related to this operation and to the companies involved, there not being any diversions, limitations, practices or posing of difficulties on the part of managers and/or controllers, which may limit or restrict our conclusion.

IV. CONCLUSION

Following the due technical examinations and analyses carried out by us as regards TIM PARTICIPAÇÕES S/A, and on the basis of the data referred to in this Appraisal Report, we consider that the company’s net equity, assessed through the net equity method – market value of the company’s net assets, for the base date of March 31st, 2005 is R$2.114.122 thousand (two billion, one hundred and fourteen million, one hundred and twenty-two thousand reais).

And with this being an expression of our best technical understanding, we hereby execute this Appraisal Report.

Rio de Janeiro, April 13th, 2005

ACAL Consultoria e Auditoria S/S
CRC- RJ 1.144

Cícero Augusto Oliveira de Alencar
Partner in Charge
CRC – RJ – 26.938-8 – Accountant

TIM PARTICIPAÇÕES S/A
Financial Statement as of March 31st, 2005	ANNEX I
(Amounts expressed in thousands of Reais - R$1.000,00)

Description	Accounting Balance	Market Debit	Adjustments Credit	Market Balance

ASSETS	2.202.033	0	1	2.202.032
CURRENT ASSETS	84.656	0	1	84.655
Cash equivalent	13.296			13.296
Accounts Receivable from customers	0			0
Inventories	0			0
Recoverable taxes and contributions	2.913			2.913
Deferred IR and CSLL	2.351			2.351
Prepaid expenses	1		1	0
Other assets	66.095			66.095
LONG-TERM ASSETS	9.024	0	0	9.024
Related parties	0			0
Recoverable taxes and contributions	5.999			5.999
Deferred IR and CSLL	2.391			2.391
Other assets	634			634
PERMANENT ASSETS	2.108.353	0	0	2.108.353
Fixed assets	2.108.353			2.108.353
LIABILITIES	87.910	0	0	87.910
CURRENT LIABILITIES	80.878	0	0	80.878
Suppliers	1.154			1.154
Taxes and contributions	15			15
Wages and holidays payable	756			756
Related parties	0			0
Dividends and JCP	78.953			78.953
Other liabilities	0			0
LONG-TERM LIABILITIES	7.032	0	0	7.032
Other long-term liabilities	7.032			7.032

NET ASSETS	2.114.123	0	1	2.114.122

Net asset composition
Capital stock	1.000.046			1.000.046
Capital reserves	0			0
Special reserves	240.634			240.634
Income reserves	779.827			779.827
Net income for the year	93.616	1		93.615

Total Net Assets	2.114.123	1	0	2.114.122

Amount of shares
Ordinary	264.793.296.882			264.793.296.882
Preferred	437.711.795.252			437.711.795.252

Total shares	702.505.092.134			702.505.092.134

Unit value of shares - R$1,00	0,003009406			0,003009405

TIM PARTICIPAÇÕES S/A

Net Assets Appraisal Report
- Net Book Value –

Base Date: March 31st, 2005
Issued on: April 13th, 2005

TIM PARTICIPAÇÕES S.A.
Appraisal Report – Net Book Value
Base Date: March 31st, 2005

NET ASSETS APPRAISAL REPORT

ACAL CONSULTORIA E AUDITORIA S/S, an expert company at conducting appraisals, with head office at Avenida Rio Branco, 181- 18th floor, registered with the Regional Council of Accounting /Rio de Janeiro Division (CRC/RJ) under number 1.144 and with the General Roster of Corporate of the Treasury Department (CGC) under number 28.005.734/0001-82, having as its expert in charge Mr. Cícero Augusto Oliveira de Alencar, after having proceeded to the required studies and research, hereby submits the Appraisal Report of the value of net assets of TIM PARTICIPAÇÕES S/A, a joint stock company, with head office at Rua Comendador Araújo 299 – Centro –Curitiba - PR, registered with the National Register for Legal Entities of the Treasury Department (CNPJ/MF) under no. 02.558.115/0001-21, for the purpose of corporate reorganization.

This appraisal report is summarized in sections, as follows:

  Purpose;

  Appraisal Bases and Methods;

  Adopted Methodology and Summary of Work Carried Out;

  Conclusion.

I. PURPOSE

This Appraisal Report aims at recording the appraisal of the book value for the net assets of TIM PARTICIPAÇÕES S/A for the purpose of corporate reorganization.

II. APPRAISAL BASES AND METHODS

Assessing the value of a company’s shares is contingent to several variables, as well as to several non-controllable factors, to the extent that there will always be some subjective aspects to be taken into account. As an example, we cite some of the main aspects that affect such assessment:

(a) The perspectives of owners versus the perspectives of a potential buyer;

(b) The economic conditions that enabled previous results may, in future, be better or worse;

(c) Political and economic circumstances that may fluctuate completely out of control;

(d) The strategic interests of economic groups or of specific programs, such as that of privatization;

(e) The very existence of various appraisal methods that yield quite different results.

With that in mind, the job of assessing the value of securities representative of capital stock is not accurate; depending upon the expectations of the owner and the use made of such securities, it may contain subjective aspects.

There are, however, several methods used to estimate the value of capital securities. Although such methods may vary as to their applicability depending on specific facts and circumstances, they may at least indicate a reasonable range of values for the preliminary assessment of such value.

2.1. SAMPLES OF METHODS BASED ON THE VALUE OF NET ASSETS

Equity Appraisal

This rating approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to the net book value (as mentioned above) and as a starting point for the estimate of the liquidating value. In addition, equity appraisal also provides an adequate basis for a business’ value, and is frequently used in company’s negotiation operations, with the value being adjusted by the applicable depreciations and obsolescence.

Liquidation Value

The liquidation value has been used as a basis for price negotiations and, therefore, it represents an initial level of interest both for buyers and for sellers.

The liquidation value is determined by an estimate of the value of the company’s assets, assuming its conversion into currency within a reasonably short period, net of all company obligations, such as the business’ liquidation costs, including appraisal fees, brokerage commissions, taxes and legal fees.

The liquidation value may be determined by taking into account either an orderly or faster and pressing business liquidation. This last approach will obviously result in a lower value.

Such criteria, however, would not be the most adequate for appraising the shares of companies whose operational activities be in progress.

2.2 SAMPLES OF PAYBACK-BASED METHODS

Price / Profit Ratio

The price/profit ratio is known to open capital companies and can be easily used to obtain the estimated value of these companies’shares by multiplying price/profit ratio by the expected aggregated results. For industry or several comparable open capital companies, the average price/profit ratio can be used to arrive at an indication of value. Frequently, a share control premium is added to this value estimate.

A price / profit ratio method assessment can also be used to estimate the value of a specific company. Assuming a profit growth rate estimated by current shareholders and payback desired by the buyer, the latter could determine the multiple of earnings that would enable him to achieve his return goal. This method enables the buyer to determine the price he is willing to pay and compare it with the price desired by the seller.

Discounted Net Cash Flow

The analysis of discounted net cash flow can be used to estimate a company’s value and, consequently, that of its shares, on the basis of the current value of its cash flow estimates. In theory, this method should result in the same value that is assessed by using the price/profit ratio as such ratio reflects the current perception of what a company will be worth in future.

In practice, such analysis is increasingly being used to assess a company’s value as it is based on an effective cash flow estimate, incorporating factors, such as cost reduction by synergy, product development, etc, and not on the simple perception of the company’s futures market. Other factors that affect the stock market and, consequently, the price / profit ratio are also ruled out when the discounted net cash flow analysis is used.

III. ADOPTED METHODOLOGY AND SUMMARY OF WORK CARRIED OUT

As previously mentioned, there are several methods to assess a company’s value.

To assess the value of the net assets of TIM PARTICIPAÇÕES S/A as of the base date of March 31, 2005, we chose the equity assessment method – net book value, as such method seems to us as the most adequate in the circumstances, considering that this is a shareholding restructuring involving companies of the same economic group, as well as for the fact that the shares representing such equity have not been exposed to any conjuncture fact that could be argued to justify the overvaluation thereof.

Within the parameters defined towards the preparation of this appraisal, the assessment of the equity value – net book value - of the net assets of TIM PARTICIPAÇÕES S/A for the base date of March 31st, 2005, is also based on a limited review made of the company’s financial statements, surveyed as of that date. Such procedure was carried out according to certain basic auditing rules and, consequently, it includes evidence from accounting records required towards the specific purpose of assessing the equity value –net book value – of referred assets. These analyses verified that such records and elements are covered by all legal formalities, including compliance with generally accepted accounting principles regularly and consistently applied by the Company, including that the equity value - net book value - did not exceed the market value.

Having stated that, and in view of the provisions of Article 8 of Law no. 6404 of December 15, 1976, and other ammendments, examinations of books and accounting records were done, as well as of documents that originated them, giving rise to the Balance Sheet, even though such examinations were done on the basis of selective tests and in a sampling manner.

IV. CONCLUSION

Following the due technical examinations and analyses carried out by us with the Company and on the basis of the data referred to in this Appraisal Report, we consider that the company equity value - net book value - of the net assets of TIM PARTICIPAÇÕES S/A, for the base date of March 31st, 2005 is R$2.114.123 thousand (two billion, one hundred and fourteen million, one hundred and twenty-three thousand reais) as shown below.

Description	R$1.000,00	Number of Shares	Equity Book Value per Share

CAPITAL STOCK	1,000,046
RESERVES	1,114,077
Capital Reserves	0
Special Reserves	240,634
Income Reserves	779,827
Period Result	93,616

Total Net Equity	2,114,123

Book Appraisal Value	2,114,123	702,505,092,134	0.003009406

For all legal purposes, chiefly CVM Instructions numbers 319 and 320/99, ACAL hereby represents that it does not have any direct or indirect interests in any of the corporations involved in this work or in the operations thereof, there not being any relevant circumstances that may characterize a conflict of interests as concerns the issuance of this Appraisal Report.

And with this being an expression of our best technical understanding, we hereby execute this Appraisal Report.

Rio de Janeiro, April 13th, 2005

ACAL Consultoria e Auditoria S/S
CRC- RJ 1.144

Cícero Augusto Oliveira de Alencar
Partner in Charge
CRC – RJ – 26.938-8 – Accountant

TIM SUL S/A

Net Assets Appraisal Report
- Market Value -

Base Date: March 31st, 2005
Issued on: April 13th, 2005

TIM SUL S/A
Appraisal Report – Market Value
Base Date: March 31st, 2005

NET ASSETS MARKET VALUE APPRAISAL REPORT

ACAL CONSULTORIA E AUDITORIA S/S, an expert company at conducting appraisals, with head office at Avenida Rio Branco, 181- 18th floor, registered with the Regional Council of Accounting /Rio de Janeiro Division (CRC/RJ) under number 1.144 and with the General Roster of Corporate of the Treasury Department (CGC) under number 28.005.734/0001-82, having as its expert in charge Mr. Cícero Augusto Oliveira de Alencar, after having proceeded to the required studies and research, hereby submits the Appraisal Report on the market value of net assets of TIM SUL S/A, a joint stock company, with head office at Rua Comendador Araújo 299 – Centro – Curtiba - PR, registered with the National Register for Legal Entities of the Treasury Department (CNPJ/MF) under number 02.232.397/0001-44, for the purpose of corporate reorganization.

This appraisal report is summarized in sections, as follows:

  Purpose;
  Appraisal Bases and Methods;
  Adopted Methodology and Summary of Work Carried Out;
  Conclusion.

I. PURPOSE

This Appraisal Report aims at recording the appraisal of the market value for the net assets of TIM SUL S/A for the purpose of corporate reorganization, as required by article 264 of Law no.6.404/76, and pursuant to the methodology set forth in article 183 § 1 of the same law.

II. APPRAISAL BASES AND METHODS

Assessing the value of a company’s shares is contingent to several variables, as well as to several non-controllable factors, to the extent that there will always be some subjective aspects to be taken into account. As an example, we cite some of the main aspects that affect such assessment:

(a) The perspectives of owners versus the perspectives of a potential buyer; (b) The economic conditions that enabled previous results may, in future, be better or worse; (c) Political and economic circumstances that may fluctuate completely out of control;

(d) The strategic interests of economic groups or of specific programs, such as that of privatization; (e) The very existence of various appraisal methods that yield quite different results.

With that in mind, the job of assessing the value of securities representative of capital stock is not accurate; depending upon the expectations of the owner and the use made of such securities, it may contain subjective aspects.

There are, however, several methods used to estimate the value of capital securities. Although such methods may vary as to their applicability depending on specific facts and circumstances, they may at least indicate a reasonable range of values for the preliminary assessment of such value.

2.1. SAMPLES OF METHODS BASED ON THE VALUE OF NET ASSETS

Equity Appraisal

This rating approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to the net book value (as mentioned above) and as a starting point for the estimate of the liquidating value. In addition, equity appraisal also provides an adequate basis for a business’value, and is frequently used in company’s negotiation operations, with the value being adjusted by the applicable depreciations and obsolescence.

Liquidation Value

The liquidation value has been used as a basis for price negotiations and, therefore, it represents an initial level of interest both for buyers and for sellers.

The liquidation value is determined by an estimate of the value of the company’s assets, assuming its conversion into currency within a reasonably short period, net of all company obligations, such as the business’ liquidation costs, including appraisal fees, brokerage commissions, taxes and legal fees.

The liquidation value may be determined by taking into account either an orderly or faster and pressing business liquidation. This last approach will obviously result in a lower value.

Such criteria, however, would not be the most adequate for appraising the shares of companies whose operational activities be in progress.

2.2 SAMPLES OF PAYBACK-BASED METHODS

Price / Profit Ratio

The price/profit ratio is known to open capital companies and can be easily used to obtain the estimated value of these companies’ shares by multiplying price/profit by the expected aggregated results. For industry or several comparable open capital companies, the average price/profit ratio can be used to arrive at an indication of value. Frequently, a share control premium is added to this value estimate.

A price / profit ratio method assessment can also be used to estimate the value of a specific company. Assuming a profit growth rate estimated by current shareholders and payback desired by the buyer, the latter could determine the multiple of earnings that would enable him to achieve his return goal. This method enables the buyer to determine the price he is willing to pay and compare it with the price desired by the seller.

Discounted Net Cash Flow

The analysis of discounted net cash flow can be used to estimate a company’s value and, consequently, that of its shares, on the basis of the current value of its cash flow estimates. In theory, this method should result in the same value that is assessed by using the price/profit ratio as such ratio reflects the current perception of what a company will be worth in future.

In practice, such analysis is increasingly being used to assess a company’s value as it is based on an effective cash flow estimate, incorporating factors, such as cost reduction by synergy, product development, etc, and not on the simple perception of the company’s futures market. Other factors that affect the stock market and, consequently, the price / profit ratio are also ruled out when the discounted net cash flow analysis is used.

III. ADOPTED METHODOLOGY AND SUMMARY OF WORK CARRIED OUT

As previously mentioned, there are several methods to assess a company’s market value.

To assess the market value of the net assets of TIM SUL S/A as of the base date of March 31, 2005, we chose the equity assessment method – net value at market prices as per requirement of Article 264 of Law no. 6.404/76 and pursuant the methodology set forth in Article 183, § 1 of the same law.

For the purpose of the provisions of the above article, market value is considered:

(a) for raw materials and warehouse assets, the price whereby they may be replaced, upon having been purchased on the market; (b) for goods or equity for sale, the net exercise price against market sales, deducted of taxes and other costs required for sales plus the profit margin; (c) for investments, the net value whereby they can be disposed of to third parties.

Within the parameters defined towards the preparation of this appraisal, the assessment of the equity value – market price net value - of the net assets of TIM SUL S/A for the base date of March 31st, 2005, is also based on a limited review made of the company’s accounts, surveyed as of that date. Such procedure was carried out according to certain basic auditing rules and, consequently, it includes evidence from accounting records required towards the specific purpose of assessing the equity value – at market prices – of said assets. These analyses verified that such records and elements are covered by all legal formalities, including compliance with generally accepted accounting principles regularly and consistently applied by TIM SUL S/A.

The audited financial statements of TIM NORDESTE TELECOMUNICAÇÕES S/A on referred base date, already contemplate the following accruals for the purpose of demonstrating the assets committed to the respective realizable values:

- Allowance for doubtful accounts; - Allowance for adjustments to the realizable value; - Allowance for depreciation; and - Allowance for amortization.

In addition, with the goal of adapting such financial statements, at market prices, as shown in ANNEX I, adjustments were included in the following ledger accounts:

- Prepaid expenses - Deferred taxes relative to the share premium owned by the controlling shareholder

Having stated that, and in view of the provisions of Article 8 of Law no. 6404 of December 15, 1976, and other ammendments, examinations of books and accounting records were done, as well as of documents that originated them, giving rise to the Balance Sheet, even though such examinations were done on the basis of selective tests and in a sampling manner.

We hereby declare that we do not have any direct or indirect interests in any of the corporations involved in this work or in the operations thereof, there not being any relevant circumstances that may characterize a conflict of interests as concerns the issuance of this Report. We had ample and unrestricted access to all data, elements, information, files and deliberations related to this operation and to the companies involved, there not being any diversions, limitations, practices or posing of difficulties on the part of managers and/or controllers, which may limit or restrict our conclusion.

IV. CONCLUSION

Following the due technical examinations and analyses carried out by us as regards TIM SUL S/A, and on the basis of the data referred to in this Appraisal Report, we consider that the company’s net equity, assessed through the net equity method – market value of the company’s net assets, for the base date of March 31st, 2005 is R$1.145.759 thousand (one billion, one hundred and forty-five million, seven hundred and fifty-nine thousand reais).

And with this being an expression of our best technical understanding, we hereby execute this Appraisal Report.

Rio de Janeiro, April 13th, 2005

ACAL Consultoria e Auditoria S/S
CRC- RJ 1.144

Cícero Augusto Oliveira de Alencar
Partner in Charge
CRC – RJ – 26.938-8 – Accountant

TIM SUL S/A
Financial Statement as of March 31st, 2005				ANNEX I
(Amounts expressed in thousands of Reais - R$1.000,00)
	Accounting	Market	Adjustments	Market
Description	Balance	Debit	Credit	Balance
ASSETS	1.732.096	0	115.386	1.616.710
CURRENT ASSETS	785.655	0	56.423	729.232
Cash equivalent	315.660			315.660
Accounts Receivable from customers	320.571			320.571
Inventories	20.864			20.864
Recoverable taxes and contributions	34.571			34.571
Deferred IR and CSLL	54.390		25.269	29.121
Prepaid expenses	31.154		31.154	0
Other assets	8.445			8.445
LONG-TERM ASSETS	135.627	0	58.963	76.664
Related parties	5.250			5.250
Recoverable taxes and contributions	17.247			17.247
Deferred IR and CSLL	82.846		58.963	23.883
Other assets	30.285			30.285
PERMANENT ASSETS	810.813	0	0	810.813
Fixed assets	810.813			810.813
LIABILITIES	470.951	0	0	470.951
CURRENT LIABILITIES	419.850	0	0	419.850
Suppliers	232.043			232.043
Taxes and contributions	82.142			82.142
Wages and holidays payable	12.031			12.031
Related parties	21.330			21.330
Dividends and JCP	38.457			38.457
Other liabilities	33.847			33.847
LONG-TERM LIABILITIES	51.101	0	0	51.101
Other long-term liabilities	51.101			51.101

NET ASSETS	1.261.145	0	115.386	1.145.759

Net asset composition
Capital stock	971.470			971.470
Capital reserves	0			0
Special reserves	121.463	121.463		0
Income reserves	117.319		37.231	154.550
Net income for the year	50.893	31.154		19.739

Total Net Assets	1.261.145	152.617	37.231	1.145.759

Amount of shares
Ordinary	6.883.286.113			6.883.286.113
Preferred	8.447.439.668			8.447.439.668

Total shares	15.330.725.781			15.330.725.781

Unit value of shares - R$1,00	0,082262576			0,074736123

TIM SUL S/A

Net Assets Appraisal Report
- Net Book Value -

Base Date: March 31st, 2005
Issued on: April 13th, 2005

TIM SUL S/A
Appraisal Report – Net Book Value
Base Date: March 31st, 2005

NET ASSETS APPRAISAL REPORT

ACAL CONSULTORIA E AUDITORIA S/S, an expert company at conducting appraisals, with head office at Avenida Rio Branco, 181- 18th floor, registered with the Regional Council of Accounting /Rio de Janeiro Division (CRC/RJ) under number 1.144 and with the General Roster of Corporate of the Treasury Department (CGC) under number 28.005.734/0001-82, having as its expert in charge Mr. Cícero Augusto Oliveira de Alencar, after having proceeded to the required studies and research, hereby submits the Appraisal Report of the value of net assets of TIM SUL S/A, a joint stock company, with head office at Rua Comendador Araújo 299 – Centro – Curitiba - PR, registered with the National Register for Legal Entities of the Treasury Department (CNPJ/MF) under no. 02.232.397/0001-44, for the purpose of corporate reorganization.

This appraisal report is summarized in sections, as follows:

  Purpose;
  Appraisal Bases and Methods;
  Adopted Methodology and Summary of Work Carried Out;
  Conclusion.

I. PURPOSE

This Appraisal Report aims at recording the appraisal of the book value for the net assets of TIM SUL S/A for the purpose of corporate reorganization.

II. APPRAISAL BASES AND METHODS

Assessing the value of a company’s shares is contingent to several variables, as well as to several non-controllable factors, to the extent that there will always be some subjective aspects to be taken into account. As an example, we cite some of the main aspects that affect such assessment:

(a) The perspectives of owners versus the perspectives of a potential buyer;
(b) The economic conditions that enabled previous results may, in future, be better or worse;
(c) Political and economic circumstances that may fluctuate completely out of control;
(d) The strategic interests of economic groups or of specific programs, such as that of privatization;
(e) The very existence of various appraisal methods that yield quite different results.

With that in mind, the job of assessing the value of securities representative of capital stock is not accurate; depending upon the expectations of the owner and the use made of such securities, it may contain subjective aspects.

There are, however, several methods used to estimate the value of capital securities. Although such methods may vary as to their applicability depending on specific facts and circumstances, they may at least indicate a reasonable range of values for the preliminary assessment of such value.

2.1. SAMPLES OF METHODS BASED ON THE VALUE OF NET ASSETS

Equity Appraisal

This rating approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to the net book value (as mentioned above) and as a starting point for the estimate of the liquidating value. In addition, equity appraisal also provides an adequate basis for a business’ value, and is frequently used in company’s negotiation operations, with the value being adjusted by the applicable depreciations and obsolescence.

Liquidation Value

The liquidation value has been used as a basis for price negotiations and, therefore, it represents an initial level of interest both for buyers and for sellers.

The liquidation value is determined by an estimate of the value of the company’s assets, assuming its conversion into currency within a reasonably short period, net of all company obligations, such as the business’ liquidation costs, including appraisal fees, brokerage commissions, taxes and legal fees.

The liquidation value may be determined by taking into account either an orderly or faster and pressing business liquidation. This last approach will obviously result in a lower value.

Such criteria, however, would not be the most adequate for appraising the shares of companies whose operational activities be in progress.

2.2 SAMPLES OF PAYBACK-BASED METHODS

Price / Profit Ratio

The price/profit ratio is known to open capital companies and can be easily used to obtain the estimated value of these companies’shares by multiplying price/profit ratio by the expected aggregated results. For industry or several comparable open capital companies, the average price/profit ratio can be used to arrive at an indication of value. Frequently, a share control premium is added to this value estimate.

A price / profit ratio method assessment can also be used to estimate the value of a specific company. Assuming a profit growth rate estimated by current shareholders and payback desired by the buyer, the latter could determine the multiple of earnings that would enable him to achieve his return goal. This method enables the buyer to determine the price he is willing to pay and compare it with the price desired by the seller.

Discounted Net Cash Flow

The analysis of discounted net cash flow can be used to estimate a company’s value and, consequently, that of its shares, on the basis of the current value of its cash flow estimates. In theory, this method should result in the same value that is assessed by using the price/profit ratio as such ratio reflects the current perception of what a company will be worth in future.

In practice, such analysis is increasingly being used to assess a company’s value as it is based on an effective cash flow estimate, incorporating factors, such as cost reduction by synergy, product development, etc, and not on the simple perception of the company’s futures market. Other factors that affect the stock market and, consequently, the price / profit ratio are also ruled out when the discounted net cash flow analysis is used.

III. ADOPTED METHODOLOGY AND SUMMARY OF WORK CARRIED OUT

As previously mentioned, there are several methods to assess a company’s value.

To assess the value of the net assets of TIM SUL S/A as of the base date of March 31, 2005, we chose the equity assessment method – net book value, as such method seems to us as the most adequate in the circumstances, considering that this is a shareholding restructuring involving companies of the same economic group, as well as for the fact that the shares representing such equity have not been exposed to any conjuncture fact that could be argued to justify the overvaluation thereof.

Within the parameters defined towards the preparation of this appraisal, the assessment of the equity value – net book value - of the net assets of TIM SUL S/A for the base date of March 31st, 2005, is also based on a limited review made of the company’s financial statements, surveyed as of that date. Such procedure was carried out according to certain basic auditing rules and, consequently, it includes evidence from accounting records required towards the specific purpose of assessing the equity value – net book value – of referred assets. These analyses verified that such records and elements are covered by all legal formalities, including compliance with generally accepted accounting principles regularly and consistently applied by the Company, including that the equity value - net book value - did not exceed the market value.

Having stated that, and in view of the provisions of Article 8 of Law no. 6404 of December 15, 1976, and other ammendments, examinations of books and accounting records were done, as well as of documents that originated them, giving rise to the Balance Sheet, even though such examinations were done on the basis of selective tests and in a sampling manner.

IV. CONCLUSION

Following the due technical examinations and analyses carried out by us with the Company and on the basis of the data referred to in this Appraisal Report, we consider that the company equity value - net book value - of the net assets of TIM SUL S/A, for the base date of March 31st, 2005 is R$1.139.681 thousand (one billion, one hundred and thirty-nine million, six hundred and eighty-one thousand reais) as shown below.

		Number of	Equity Book
Description	R$1.000,00	Shares	Value per Share
CAPITAL STOCK	971.470
RESERVES	289.675
Capital Reserves	0
Special Reserves	121.464
Income Reserves	117.319
Period Result	50.892

Total Net Equity	1.261.145

(-) Controlling shareholder premium
reserve amount	(121.464)

Book Appraisal Value	1.139.681	15.330.725.781	0,074339664

For all legal purposes, chiefly CVM Instructions numbers 319 and 320/99, ACAL hereby represents that it does not have any direct or indirect interests in any of the corporations involved in this work or in the operations thereof, there not being any relevant circumstances that may characterize a conflict of interests as concerns the issuance of this Appraisal Report.

And with this being an expression of our best technical understanding, we hereby execute this Appraisal Report.

Rio de Janeiro, April 13th, 2005

ACAL Consultoria e Auditoria S/S
CRC- RJ 1.144

Cícero Augusto Oliveira de Alencar
Partner in Charge
CRC – RJ – 26.938-8 – Accountant

TIM NORDESTE TELECOMUNICAÇÕES S/A

Net Assets Appraisal Report
- Market Value -

Base Date: March 31st, 2005
Issued on: April 13th, 2005

TIM NORDESTE TELECOMUNICAÇÕES S/A
Appraisal Report – Market Value
Base Date: March 31st, 2005

NET ASSETS MARKET VALUE APPRAISAL REPORT

ACAL CONSULTORIA E AUDITORIA S/S, an expert company at conducting appraisals, with head office at Avenida Rio Branco, 181- 18th floor, registered with the Regional Council of Accounting /Rio de Janeiro Division (CRC/RJ) under number 1.144 and with the General Roster of Corporate of the Treasury Department (CGC) under number 28.005.734/0001-82, having as its expert in charge Mr. Cícero Augusto Oliveira de Alencar, after having proceeded to the required studies and research, hereby submits the Appraisal Report on the market value of net assets of TIM NORDESTE TELECOMUNICAÇÕES S/A, a joint stock company, with head office at Av. Airton Senna da Silva 1633 – Jaboatão dos Guararapes, registered with the National Register for Legal Entities of the Treasury Department (CNPJ/MF) under number 02.336.993/0001-00, for the purpose of corporate reorganization.

This appraisal report is summarized in sections, as follows:

  Purpose;
  Appraisal Bases and Methods;
  Adopted Methodology and Summary of Work Carried Out;
  Conclusion.

I. PURPOSE

This Appraisal Report aims at recording the appraisal of the market value for the net assets of TIM NORDESTE TELECOMUNICAÇÕES S/A for the purpose of corporate reorganization, as required by article 264 of Law no.6.404/76, and pursuant to the methodology set forth in article 183 § 1 of the same law.

II. APPRAISAL BASES AND METHODS

Assessing the value of a company’s shares is contingent to several variables, as well as to several non-controllable factors, to the extent that there will always be some subjective aspects to be taken into account. As an example, we cite some of the main aspects that affect such assessment:

(a) The perspectives of owners versus the perspectives of a potential buyer;
(b) The economic conditions that enabled previous results may, in future, be better or worse;
(c) Political and economic circumstances that may fluctuate completely out of control;
(d) The strategic interests of economic groups or of specific programs, such as that of privatization;
(e) The very existence of various appraisal methods that yield quite different results.

With that in mind, the job of assessing the value of securities representative of capital stock is not accurate; depending upon the expectations of the owner and the use made of such securities, it may contain subjective aspects.

There are, however, several methods used to estimate the value of capital securities. Although such methods may vary as to their applicability depending on specific facts and circumstances, they may at least indicate a reasonable range of values for the preliminary assessment of such value.

2.1. SAMPLES OF METHODS BASED ON THE VALUE OF NET ASSETS

Equity Appraisal

This rating approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to the net book value (as mentioned above) and as a starting point for the estimate of the liquidating value. In addition, equity appraisal also provides an adequate basis for a business’value, and is frequently used in company’s negotiation operations, with the value being adjusted by the applicable depreciations and obsolescence.

Liquidation Value

The liquidation value has been used as a basis for price negotiations and, therefore, it represents an initial level of interest both for buyers and for sellers.

The liquidation value is determined by an estimate of the value of the company’s assets, assuming its conversion into currency within a reasonably short period, net of all company obligations, such as the business’ liquidation costs, including appraisal fees, brokerage commissions, taxes and legal fees.

The liquidation value may be determined by taking into account either an orderly or faster and pressing business liquidation. This last approach will obviously result in a lower value.

Such criteria, however, would not be the most adequate for appraising the shares of companies whose operational activities be in progress.

2.2 SAMPLES OF PAYBACK-BASED METHODS

Price / Profit Ratio

The price/profit ratio is known to open capital companies and can be easily used to obtain the estimated value of these companies’ shares by multiplying price/profit by the expected aggregated results. For industry or several comparable open capital companies, the average price/profit ratio can be used to arrive at an indication of value. Frequently, a share control premium is added to this value estimate.

A price / profit ratio method assessment can also be used to estimate the value of a specific company. Assuming a profit growth rate estimated by current shareholders and payback desired by the buyer, the latter could determine the multiple of earnings that would enable him to achieve his return goal. This method enables the buyer to determine the price he is willing to pay and compare it with the price desired by the seller.

Discounted Net Cash Flow

The analysis of discounted net cash flow can be used to estimate a company’s value and, consequently, that of its shares, on the basis of the current value of its cash flow estimates. In theory, this method should result in the same value that is assessed by using the price/profit ratio as such ratio reflects the current perception of what a company will be worth in future.

In practice, such analysis is increasingly being used to assess a company’s value as it is based on an effective cash flow estimate, incorporating factors, such as cost reduction by synergy, product development, etc, and not on the simple perception of the company’s futures market. Other factors that affect the stock market and, consequently, the price / profit ratio are also ruled out when the discounted net cash flow analysis is used.

III. ADOPTED METHODOLOGY AND SUMMARY OF WORK CARRIED OUT

As previously mentioned, there are several methods to assess a company’s market value.

To assess the market value of the net assets of TIM NORDESTE TELECOMUNICAÇÕES S/A as of the base date of March 31, 2005, we chose the equity assessment method – net value at market prices as per requirement of Article 264 of Law no. 6.404/76 and pursuant the methodology set forth in Article 183, § 1 of the same law.

For the purpose of the provisions of the above article, market value is considered:

(a) for raw materials and warehouse assets, the price whereby they may be replaced, upon having been purchased on the market;
(b) for goods or equity for sale, the net exercise price against market sales, deducted of taxes and other costs required for sales plus the profit margin;
(c) for investments, the net value whereby they can be disposed of to third parties.

Within the parameters defined towards the preparation of this appraisal, the assessment of the equity value – market price net value - of the net assets of TIM NORDESTE TELECOMUNICAÇÕES S/A for the base date of March 31st, 2005, is also based on a limited review made of the company’s accounts, surveyed as of that date. Such procedure was carried out according to certain basic auditing rules and, consequently, it includes evidence from accounting records required towards the specific purpose of assessing the equity value – at market prices – of said assets. These analyses verified that such records and elements are covered by all legal formalities, including compliance with generally accepted accounting principles regularly and consistently applied by TIM NORDESTE TELECOMUNICAÇÕES S/A.

The audited financial statements of TIM NORDESTE TELECOMUNICAÇÕES S/A on referred base date, already contemplate the following accruals for the purpose of demonstrating the assets committed to the respective realizable values:

- Allowance for doubtful accounts;
- Allowance for adjustments to the realizable value;
- Allowance for depreciation; and
- Allowance for amortization.

In addition, with the goal of adapting such financial statements, at market prices, as shown in ANNEX I, adjustments were included in the following ledger accounts:

- Prepaid expenses
- Deferred taxes relative to the share premium owned by the controlling shareholder

Having stated that, and in view of the provisions of Article 8 of Law no. 6404 of December 15, 1976, and other ammendments, examinations of books and accounting records were done, as well as of documents that originated them, giving rise to the Balance Sheet, even though such examinations were done on the basis of selective tests and in a sampling manner.

We hereby declare that we do not have any direct or indirect interests in any of the corporations involved in this work or in the operations thereof, there not being any relevant circumstances that may characterize a conflict of interests as concerns the issuance of this Report. We had ample and unrestricted access to all data, elements, information, files and deliberations related to this operation and to the companies involved, there not being any diversions, limitations, practices or posing of difficulties on the part of managers and/or controllers, which may limit or restrict our conclusion.

IV. CONCLUSION

Following the due technical examinations and analyses carried out by us as regards TIM NORDESTE TELECOMUNICAÇÕES S/A, and on the basis of the data referred to in this Appraisal Report, we consider that the company’s net equity, assessed through the net equity method – market value of the company’s net assets, for the base date of March 31st, 2005 is R$1.141.140 thousand (one billion, one hundred and forty-one million, one hundred and forty thousand reais).

And with this being an expression of our best technical understanding, we hereby execute this Appraisal Report.

Rio de Janeiro, April 13th, 2005

ACAL Consultoria e Auditoria S/S
CRC- RJ 1.144

Cícero Augusto Oliveira de Alencar
Partner in Charge
CRC – RJ – 26.938-8 – Accountant

TIM NORDESTE TELECOMUNICAÇÕES S/A
Financial Statement as of March 31st, 2005				ANNEX I
(Amounts expressed in thousands of Reais - R$1.000,00)
	Accounting	Market	Adjustments	Market
Description	Balance	Debit	Credit	Balance
ASSETS	1.625.967	0	111.663	1.514.304
CURRENT ASSETS	781.019	0	52.908	728.921
Cash equivalent	358.984			358.984
Accounts Receivable from	261.532			261.532
customers
Inventories	15.923			15.923
Recoverable taxes and	48.161			48.161
contributions
Deferred IR and CSLL	62.976		25.181	37.795
Prepaid expenses	27.727		27.727	0
Other assets	5.716			5.716
LONG-TERM ASSETS	96.006	0	58.755	37.251
Related parties	5.840			5.840
Recoverable taxes and	26.629			26.629
contributions
Deferred IR and CSLL	58.755		58.755	0
Other assets	4.783			4.783
PERMANENT ASSETS	748.942	0	0	748.942
Fixed assets	748.942			748.942
LIABILITIES	373.164	0	0	373.164
CURRENT LIABILITIES	343.051	0	0	343.051
Suppliers	187.764			187.764
Taxes and contributions	41.404			41.404
Wages and holidays payable	10.107			10.107
Related parties	15.928			15.928
Dividends and JCP	51.061			51.061
Other liabilities	36.787			36.787
LONG-TERM LIABILITIES	30.113	0	0	30.113
Other long-term liabilities	30.113			30.113

NET ASSETS	1.252.803	0	111.663	1.141.140

Net asset composition
Capital stock	533.979			533.979
Capital reserves	100.298			100.298
Special reserves	94.203	94.203		0
Income reserves	469.068		10.267	479.335
Net income for the year	55.255	27.727		27.528

Total Net Assets	1.252.803	121.930	10.267	1.141.140

Amount of shares
Ordinary	11.570.016.627			11.570.016.627
Preferred	18.179.747.052			18.179.747.052

Total shares	29.749.763.679			29.749.763.679

Unit value of shares - R$1,00	0,042111360			0,038357952

TIM NORDESTE TELECOMUNICAÇÕES S/A

Net Assets Appraisal Report
- Net Book Value -

Base Date: March 31st, 2005
Issued on: April 13th, 2005

TIM NORDESTE TELECOMUNICAÇÕES S/A
Appraisal Report – Net Book Value
Base Date: March 31st, 2005

NET ASSETS APPRAISAL REPORT

ACAL CONSULTORIA E AUDITORIA S/S, an expert company at conducting appraisals, with head office at Avenida Rio Branco, 181- 18th floor, registered with the Regional Council of Accounting /Rio de Janeiro Division (CRC/RJ) under number 1.144 and with the General Roster of Corporate of the Treasury Department (CGC) under number 28.005.734/0001-82, having as its expert in charge Mr. Cícero Augusto Oliveira de Alencar, after having proceeded to the required studies and research, hereby submits the Appraisal Report of the value of net assets of TIM NORDESTE TELECOMUNICAÇÕES S/A, a joint stock company, with head office at Av. Airton Senna da Silva 1633 – Jaboatão dos Guararapes, registered with the National Register for Legal Entities of the Treasury Department (CNPJ/MF) under no. 02.336.993/0001-00, for the purpose of corporate reorganization.

This appraisal report is summarized in sections, as follows:

  Purpose;
  Appraisal Bases and Methods;
  Adopted Methodology and Summary of Work Carried Out;
  Conclusion.

I. PURPOSE

This Appraisal Report aims at recording the appraisal of the book value for the net assets of TIM NORDESTE TELECOMUNICAÇÕES S/A for the purpose of corporate reorganization.

II. APPRAISAL BASES AND METHODS

Assessing the value of a company’s shares is contingent to several variables, as well as to several non-controllable factors, to the extent that there will always be some subjective aspects to be taken into account. As an example, we cite some of the main aspects that affect such assessment:

(a) The perspectives of owners versus the perspectives of a potential buyer;
(b) The economic conditions that enabled previous results may, in future, be better or worse;
(c) Political and economic circumstances that may fluctuate completely out of control;
(d) The strategic interests of economic groups or of specific programs, such as that of privatization;
(e) The very existence of various appraisal methods that yield quite different results.

With that in mind, the job of assessing the value of securities representative of capital stock is not accurate; depending upon the expectations of the owner and the use made of such securities, it may contain subjective aspects.

There are, however, several methods used to estimate the value of capital securities. Although such methods may vary as to their applicability depending on specific facts and circumstances, they may at least indicate a reasonable range of values for the preliminary assessment of such value.

2.1. SAMPLES OF METHODS BASED ON THE VALUE OF NET ASSETS

Equity Appraisal

This rating approach is used to determine the fair market value of specific assets, provide a basis for certain adjustments to the net book value (as mentioned above) and as a starting point for the estimate of the liquidating value. In addition, equity appraisal also provides an adequate basis for a business’value, and is frequently used in company’s negotiation operations, with the value being adjusted by the applicable depreciations and obsolescence.

Liquidation Value

The liquidation value has been used as a basis for price negotiations and, therefore, it represents an initial level of interest both for buyers and for sellers.

The liquidation value is determined by an estimate of the value of the company’s assets, assuming its conversion into currency within a reasonably short period, net of all company obligations, such as the business’ liquidation costs, including appraisal fees, brokerage commissions, taxes and legal fees.

The liquidation value may be determined by taking into account either an orderly or faster and pressing business liquidation. This last approach will obviously result in a lower value.

Such criteria, however, would not be the most adequate for appraising the shares of companies whose operational activities be in progress.

2.2 SAMPLES OF PAYBACK-BASED METHODS

Price / Profit Ratio

The price/profit ratio is known to open capital companies and can be easily used to obtain the estimated value of these companies’ shares by multiplying price/profit ratio by the expected aggregated results. For industry or several comparable open capital companies, the average price/profit ratio can be used to arrive at an indication of value. Frequently, a share control premium is added to this value estimate.

A price / profit ratio method assessment can also be used to estimate the value of a specific company. Assuming a profit growth rate estimated by current shareholders and payback desired by the buyer, the latter could determine the multiple of earnings that would enable him to achieve his return goal. This method enables the buyer to determine the price he is willing to pay and compare it with the price desired by the seller.

Discounted Net Cash Flow

The analysis of discounted net cash flow can be used to estimate a company’s value and, consequently, that of its shares, on the basis of the current value of its cash flow estimates. In theory, this method should result in the same value that is assessed by using the price/profit ratio as such ratio reflects the current perception of what a company will be worth in future.

In practice, such analysis is increasingly being used to assess a company’s value as it is based on an effective cash flow estimate, incorporating factors, such as cost reduction by synergy, product development, etc, and not on the simple perception of the company’s futures market. Other factors that affect the stock market and, consequently, the price / profit ratio are also ruled out when the discounted net cash flow analysis is used.

III. ADOPTED METHODOLOGY AND SUMMARY OF WORK CARRIED OUT

As previously mentioned, there are several methods to assess a company’s value.

To assess the value of the net assets of TIM NORDESTE TELECOMUNICAÇÕES S/A as of the base date of March 31, 2005, we chose the equity assessment method – net book value, as such method seems to us as the most adequate in the circumstances, considering that this is a shareholding restructuring involving companies of the same economic group, as well as for the fact that the shares representing such equity have not been exposed to any conjuncture fact that could be argued to justify the overvaluation thereof.

Within the parameters defined towards the preparation of this appraisal, the assessment of the equity value – net book value - of the net assets of TIM NORDESTE TELECOMUNICAÇÕES S/A for the base date of March 31st, 2005, is also based on a limited review made of the company’s financial statements, surveyed as of that date. Such procedure was carried out according to certain basic auditing rules and, consequently, it includes evidence from accounting records required towards the specific purpose of assessing the equity value – net book value – of referred assets. These analyses verified that such records and elements are covered by all legal formalities, including compliance with generally accepted accounting principles regularly and consistently applied by the Company, including that the equity value - net book value - did not exceed the market value.

Having stated that, and in view of the provisions of Article 8 of Law no. 6404 of December 15, 1976, and other ammendments, examinations of books and accounting records were done, as well as of documents that originated them, giving rise to the Balance Sheet, even though such examinations were done on the basis of selective tests and in a sampling manner.

IV. CONCLUSION

Following the due technical examinations and analyses carried out by us with the Company and on the basis of the data referred to in this Appraisal Report, we consider that the company equity value - net book value - of the net assets of TIM NORDESTE TELECOMUNICAÇÕES S/A, for the base date of March 31st, 2005 is R$1.133.419 thousand (one billion, one hundred and thirty-three million, four hundred and nineteen thousand reais) as shown below.

		Number of	Equity Book
Description	R$1.000,00	Shares	Value per Share
CAPITAL STOCK	508.799
RESERVES	744.004
Capital Reserves	100.298
Special Reserves	119.384
Income Reserves	469.067
Period Result	55.255

Total Net Equity	1.252.803

(-) Controlling shareholder premium
reserve amount	(119.384)

Book Appraisal Value	1.133.419	29.063.718.183	0,038997729

For all legal purposes, chiefly CVM Instructions numbers 319 and 320/99, ACAL hereby represents that it does not have any direct or indirect interests in any of the corporations involved in this work or in the operations thereof, there not being any relevant circumstances that may characterize a conflict of interests as concerns the issuance of this Appraisal Report.

And with this being an expression of our best technical understanding, we hereby execute this Appraisal Report.

Rio de Janeiro, April 13th, 2005

ACAL Consultoria e Auditoria S/S
CRC- RJ 1.144

Cícero Augusto Oliveira de Alencar
Partner in Charge
CRC – RJ – 26.938-8 – Accountant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 26, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer